Exhibit 99.1

Glass House Brands Announces Planned Retirement of Chief Financial Officer

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated June 10, 2026, to its short form base shelf prospectus dated June 10, 2026.

LONG BEACH, Calif. and TORONTO, September 29, 2026 -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (NYSE: GLAS), one of the fastest-growing cannabis companies in the U.S., today announced the planned retirement of Mark Vendetti from his current position as the Company’s Chief Financial Officer (CFO). Mr. Vendetti will continue to serve as CFO through March 31, 2027. The Company has initiated a search for his successor.

“Mark has been a key member of our executive team over the past five years since joining us as CFO,” said Kyle Kazan, Co-Founder, Chairman, and CEO of Glass House. “I am very proud of our work together and grateful for his contributions in making Glass House one of the nation’s leading cannabis operators. On behalf of our entire team, I wish Mark the very best in his next chapter and appreciate his continued support during this time.”

“It has been a privilege to serve as CFO of Glass House and to work alongside Kyle, Graham, Hilal, and Ben and an exceptional finance team during the first five years of being a public company,” said Mr. Vendetti. “I’m proud of what we’ve built together and look forward to working closely with the team over the next several months to ensure a smooth transition.”

About Glass House Brands

Glass House is one of the fastest-growing cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the planned retirement of Mr. Vendetti. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouseIR@kcsa.com